EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Seacoast Banking Corporation of Florida:

We consent to the incorporation by reference in the registration statements (Nos. 33-61925, 33-46504, 33-25627, 33-22846, 333-91859, 333-70399 and 333-49972) on Form S-8 of Seacoast Banking Corporation of Florida of our reports dated March 9, 2005, with respect to the consolidated balance sheet of Seacoast Banking Corporation of Florida as of December 31, 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of Seacoast Banking Corporation of Florida.

/s/  KPMG LLP

Miami, Florida
March 16, 2005